1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

December 30, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment Nos. 1,210 and 1,211

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) numbers 1,210 and 1,211 to the registration statements of the Trust filed on September 23, 2014 pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares MSCI International Developed Momentum Factor ETF and iShares MSCI International Developed Quality Factor ETF (each, a “Fund”), each a series of the Trust.

The comments were provided in a telephone conversation on November 13, 2014. For your convenience, your comments are summarized below and are followed by the Trust’s responses. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

iShares MSCI International Developed Momentum Factor ETF

Comment 1: How many securities are in the index and how often is the index rebalanced?

Response: The index had 300 constituents as of December 23, 2014, and the index is rebalanced quarterly. The Trust has included this information in the Fund’s principal investment strategies.

Comment 2: The registrant should review whether “momentum security” needs to be defined.

Response: The Trust has included in the Fund’s principal investment strategies the following: “The price momentum of a security is measured by the security’s 6-month and 12-month excess price return over the risk free rate divided by the annualized standard deviation of weekly returns over the past three years.”

iShares MSCI International Developed Quality Factor ETF

Comment 1: How many securities are in the index and how often is it rebalanced?

Response: The index had 299 constituents as of December 23, 2014, and the index is rebalanced quarterly. The Trust has included this information in the Fund’s principal investment strategies.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer, Esq.
Katherine Drury
Michael Gung
Seong Kim